Filed by Valley National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: State Bancorp, Inc.

Commission File No. 001-14783

FOR IMMEDIATE RELEASE

Contact:	Valley National Bancorp	State Bancorp, Inc.
	Dianne M. Grenz, FSVP	Anthony J. Morris
	Director of Marketing &	Chief Marketing &
	Public Relations	Corporate Planning Officer
	973-305-4005	516-495-5098

VALLEY NATIONAL BANCORP RECEIVES

STATE BANCORP, INC. REGULATORY APPROVAL

WAYNE, N.J. – July 19, 2011 – Valley National Bancorp (NYSE:VLY) (“Valley”) and State Bancorp. Inc. (Nasdaq:STBC) announced today that Valley received approval from both the Office of the Comptroller of the Currency and the Federal Reserve Bank of New York to complete the previously announced merger of State Bancorp, Inc. and its principal subsidiary, State Bank of Long Island with and into Valley and Valley National Bank. It is expected that the merger will take place in the fourth quarter of 2011, subject to shareholder approval and other conditions.

State Bancorp, with approximately $1.6 billion in assets, $1.1 billion in loans, and $1.4 billion in deposits covering 4 New York counties, has a 17 branch network and will provide an entrée into Long Island for Valley, creating a strong metropolitan regional commercial bank. State’s attractive demographic concentration in Manhattan, Queens, Nassau and Suffolk counties and experienced management team will provide a strong foundation for Valley’s penetration into the Long Island market.

The merger with State Bancorp is generally expected to be a non-taxable transaction and make Valley the 37th largest U.S. publicly traded commercial bank. The combined bank will have approximately $16.0 billion in assets, $10.5 billion in loans, $11.0 billion in deposits, and 215 branches covering 16 counties from northern and central New Jersey to central Long Island, including Manhattan, Brooklyn and Queens.

For more information about Valley National Bank and its products and services, please visit www.valleynationalbank.com or call the local 24/7 Customer Service at 800-522-4100.

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Cautionary Statement Concerning Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-looking statements include, but are not limited to, the following: failure to obtain shareholder approval for the merger of State Bancorp with Valley or to satisfy other conditions to the merger on the proposed terms and within the proposed timeframe including, without limitation, the purchase from the United States Department of the Treasury of each share of State Bancorp’s Series A Preferred Stock issued under the Treasury’s Capital Purchase Program; the inability to realize expected cost savings and synergies from the merger of State Bancorp with Valley in the amounts or in the timeframe anticipated; changes in the estimate of non-recurring charges; costs or difficulties relating to integration matters might be greater than expected; material adverse changes in Valley’s or State Bancorp’s operations or earnings; the inability to retain State Bancorp’s customers and employees; or a decline in the economy in Valley’s primary market areas, mainly in New Jersey and New York, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2010. Valley assumes no obligation for updating any such forward-looking statement at any time.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Valley has filed a proxy statement/prospectus (subject to completion) with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Valley with the Commission at the Commission’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Valley’s web site at http://www.valleynationalbank.com/filings.html or by directing a request to Dianne M. Grenz, First Senior Vice President, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-3380.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of State Bancorp. However, Valley, State Bancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from State Bancorp’s shareholders in respect of the proposed transaction. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders, which was filed with the Commission on March 11, 2011 and can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of State Bancorp may be found in its definitive proxy statement relating to its 2011 Annual Meeting of Shareholders, which was filed with the Commission on March 25, 2011 and can be obtained free of charge from State Bancorp’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.